UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual fiscal period ended: June 30, 2022

Luxus Argyle LLC
(Exact name of issuer as specified in its charter)

Delaware	874757457
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

270 Ave of the Americas, 7th Fl - 1071 New York, NY 10020
(Full mailing address of principal executive offices)

212-300-9890
(Issuer’s telephone number, including area code)

1

In this semiannual report, the term “we,” “us,” “our” “Argyle” or “company”, refers to Luxus Argyle LLC, a Delaware series limited liability company.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical facts. Forward-looking statements may be identified by the use of forward-looking terminologies, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict, and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six-month period ended June 30, 2022, are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

At Luxus Argyle we believe that the aftermath of the COVID-19 pandemic would usher in an era in which all investors can participate in fractional ownership of luxury goods such as precious gems, high-end jewelry, rare watches and other bespoke items. We plan to capitalize on the rebounding luxury industry’s interest in reaching new audience demographics and the retail investor’s desire for anti-inflationary, culturally attractive investment alternatives.

The luxury industry’s performance is currently equal or eclipsing historically dominant investment sectors, like tech and healthcare, and we believe that the market is moving towards a sustainable and unprecedented luxury surge. Further, it is our belief, catalyzed by the cessation of COVID-19’s lockdown, the up-and-coming generations are hyper focused on personal branding and are increasingly interested in consumer luxury goods. To this end, we strive to provide access to once exclusive assets, to all investors.

Finally, we believe that alternative assets are capable of delivering quality returns to investors. However, investing in alternative assets can often require significant financial resources and significant knowledge about the underlying assets and the industry. Due to these high barriers to entry, access to investments in alternative assets have been restrained to a fraction of the global economy. Even those that do have access to top quality alternative investments are faced with high fees, lack of transparency, and significant operational overheads. With high transactional costs and low transaction volumes, investors in alternative assets often suffer from illiquidity, resulting in long holding periods that make such investments inaccessible for many investors. We plan to democratize alternative asset investing by providing access, liquidity and transparency. For different asset classes we have and will continue to gather a team of individuals with knowledge and experience needed to select and actively manage the assets.

We intend to utilize the platform of our parent company, Luxus Alternatives Inc., to post our offerings under Regulation A to everyday investors. We believe investing in our series LLC will give investors access to alternative assets such as precious gems, high-end jewelry, rare watches and any other unique, bespoke or alternative assets (which we call “luxury goods” assets) that we deem to be valuable.

History and Structure

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Luxus Argyle, LLC is a series limited liability company formed on November 10, 2021, pursuant to Section 18-215 of the Delaware Limited Liability Company Act, or the LLC Act.

As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series of interests. We intend that each series of interests will own its own underlying assets, which will be precious gems, high-end jewelry, rare watches or other luxury goods. A new series of interests will be issued for luxury goods or other alternative assets to be acquired by us.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. As such, the assets of a series include only the assets associated with that series and other related assets (e.g., cash reserves).

As at December 16, 2022, the following series have been authorized by the company:

SERIES NAME	QUALIFICATION DATE	UNDERLYING ASSET	STATUS	CLOSING DATE
Series Argyle 01	June 6, 2022	Argyle Pink Diamond Color: pink Cut: Oval Size: 0.54 carats GIA Grade: Vivid purpleish/pink VS2	Closed	August 31, 2022
Series Golden Dahlia 02*	N/A	Yellow Diamond Ring Color: Yellow Cut: Emerald Size: 11.74 carats GIA Grade: Fancy Vivid Yellow/ VVS1	Withdrawn	N/A

Operating Results

As of June 30, 2022, the company has authorized 1 series. On August 31, 2022, the company closed Series Argyle 01.

Revenues

Revenues are generated at the series level. As of June 30, 2022, the series have not generated any revenue.

Operating Expenses

Each series of the company shall be responsible for the costs and expenses attributable to the activities of the company related to such series. The Managing Member will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of cash reserves or revenues generated from a series Asset and cannot be covered by any operating expense reserves on the balance sheet of such series Asset, the Managing Member may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the applicable series, on which the Managing Member may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series Asset, and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

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Operating Expenses	Six Month Period Ended June 30, 2022
General and Administrative	$6,000
Total Operating Expenses	$6,000

As the Managing Member will assume all expenses there are no expenses allocated to the series.

Other Expenses

We incurred no other expenses for the six months ended June 30, 2022.

Net Loss

As a result of the cumulative effect of the foregoing factors, the company generated a net loss of $6,000 for the six months ended June 30, 2022.

Liquidity and Capital Resources

On [_______] the company commenced a Regulation A offering. As of June 30, 2022, Series Argyle 01 issued 258 membership interests, $51,600, pursuant to this Regulation A offering and incurred offering costs amounting to $516. As of June 30, 2022, the $51,084 were not yet closed out of escrow and therefore were recorded as escrow receivable in the consolidated balance sheet.

During the period ended June 30, 2022, a shareholder of the company made an advance of $2,000, for working capital purposes and is recorded as cash on the balance sheet as of June 30, 2022. That same shareholder paid $6,000 for general and administrative fees; $28,764 for deferred offering costs. The total of $36,764 is due on demand, non-interest bearing, and classified within related party advances in the accompanying consolidated balance sheet as of June 30, 2022.

Asset Liquidity

The amount of time that a series will hold and manage all its assets will vary depending on the type of assets being acquired by the series. We anticipate holding our assets for the following time frames:

SERIES	TIME FRAME
Series Argyle 01	12 months – 8 years

Property

We do not own or lease any real estate, office space or significant tangible assets.

Subsequent Events

From June 30, 2022, to December 12, 2022, the company raised gross proceeds of $16,600 through the issuance of 83 membership interests, in the aggregate, at a price per share of $200 under the Regulation A offering.

Series Golden Dahlia 02 entered into a purchase agreement with its Managing Member on August 10, 2022, pursuant to which it agreed to purchase from the Asset Manager a yellow diamond, GIA Grade Fancy Vivid Yellow with VVS1 clarity (“The Golden Dahlia”) 11.74 carat emerald cut stone set as a ring. The Golden Dahlia is antique and is known in the diamond industry as a “zimmi” diamond which denotes the highest quality yellow diamond at a purchase price of $1,500,000. The initial qualification date and open date for the Series Golden Dahlia 02 have not been set as of December 12, 2022.

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Trend Information

We believe the future of the personal luxury goods market is poised for growth, an increased adoption by male consumers and growth rivalry with the tech markets. The personal luxury market was estimated at US $285.1 Billion in 2020. It is forecasted to reach US $388 billion in 2025, at a CAGR of 6.4%. We believe that spurred by the pandemic, trust, and participation in e-commerce, investment in luxury goods has more than doubled.

Personal Luxury E-Commerce Growth

Coupled with an expeditious return to expansion in Q1 of 2021, growing by 0-1% versus 2019, we believe the optimistic outlook of the luxury industry offers an enticing opportunity for the investor market. According to Statista’s “In-depth Report: Luxury Goods 2021, the alternative luxury investment market now sits at a revised $71.3 Billion valuation.

Further, while women still largely dominate the luxury jewelry market, men are increasingly interested in purchasing luxury goods (watches, chains, etc.). We believe the male application segment is expected to witness the fastest growth at a CAGR of 7.7%.

Luxury Alternative Investment Market

Art, Antiques, Jewelry

$71.3 bn

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Finally, within the past year, consumer luxury has overtaken tech and consistently outperforms S&P 500:

●	S&P Global Luxury Index (White) at 25.36% higher return than S&P North American Technology Index (Blue) and 30.48% higher return than S&P 500 (Yellow).

Diamonds

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Since the onset of the pandemic, a sharp decline in consumer discretionary travel and entertainment spend has been a boon to the diamond industry. Combined with global economic stimulus and other policies that have pushed assets like stocks and residential real estate to euphoric levels, confident consumers drove diamond jewelry sales to an estimated all-time high in 2021, up some +20% year-over-year – easily eclipsing pre-pandemic comparable.

The U.S. has led the end-consumer demand charge as of late, with Bulgari CEO Jean-Christophe admitting late last year that “the main surprise in 2021 post-COVID-19 has been the incredible turnaround in the American market.” The U.S.’s largest jeweler, Signet Jewelers, raised sales guidance an incomparable six times over the last 12-months with the company now expecting sales to be up 48% year-over-year for the fiscal year ended January 2022 and up 27% over two years ago.

It is our belief that all investors should be able to participate in the boom the luxury goods market has seen, with fractional ownership of luxury goods. We believe that because of the following: (i) boom in the diamond industry, (ii) our belief that there is a sustainable and unprecedented luxury surge and (iii) younger generations’ hyper-focus on personal branding and are increasing interest in consumer luxury goods, that we can tap into a market that has not been previously included in investing. To this end, we strive to provide access to once exclusive assets, to all investors.

Below is information showing the 12-month benchmarked returns of diamonds from March 2021 until February 2022.

Pink Diamonds

Pink diamonds represent only 0.001% (1 in 100,000) diamonds mined globally. Since 1985, the Argyle mine in Kimberly, Australia has produced between 90% and 95% of the global supply of pink diamonds. The Argyle’s mine closure in 2020, without any planned replacement of supply, will permanently constrict new supply of pink diamonds to the market.

Below is information relating to the historical performance of pink diamonds from 2005 thru 2020.

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Item 2.

OTHER INFORMATION

None.

Item 3. Financial Statements

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Luxus Argyle LLC

Consolidated Balance Sheets

As of June 30, 2022 (unaudited)

	Argyle 01	Consolidated
ASSETS
Current assets:
Cash	$2,000	$2,000
Escrow receivable	51,084	51,084
Deferred offering costs	28,764	28,764
Total assets	$81,848	$81,848

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Due to related party	$36,764	$36,764
Total liabilities	36,764	36,764

Members' equity
Total members' equity	45,084	45,084
Total liabilities and members' equity	$81,848	$81,848

These financial statements have not been subject to an audit, review or compilation engagement and no assurance is provided on them. See accompanying notes, which are an integral part of these financial statements.

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Luxus Argyle LLC

Consolidated Balance Sheets

As of December 31, 2021 (audited)

Consolidated
ASSETS
Current assets:
Cash	$—
Total assets	$—

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Due to related party	$—
Total liabilities	—

Members' equity
Total members' equity	—
Total liabilities and members' equity	$—

These financial statements have not been subject to an audit, review or compilation engagement and no assurance is provided on them. See accompanying notes, which are an integral part of these financial statements.

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Luxus Argyle LLC

Consolidated Statement of Operations

For the six-month period ended June 30, 2022 (unaudited)

	Argyle 01	Consolidated
Income	$—	$—

Operating expenses
Accounting fees	6,000	6,000

Loss from operations	(6,000)	(6,000)

Net Loss	$(6,000)	$(6,000)

Weighted average membership interests	258	N/A
Net loss per membership interest	$(23)	N/A

These financial statements have not been subject to an audit, review or compilation engagement and no assurance is provided on them. See accompanying notes, which are an integral part of these financial statements.
In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

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Luxus Argyle LLC

Statements of Changes in Members’ Equity

For the six-month period ended June 30, 2022 (unaudited) and for the period from November 10, 2021 (inception) to December 31, 2021 (audited)

	Argyle 01		Consolidated
	Membership Interests	Members' Equity	Total Members' Equity
Balance at November 10, 2021 (inception)	—	$—	$—
Contributions	—	—	—
Net Loss	—	—	—
Balance at December 31, 2021	—	—	—

Issuance of membership interest under Regulation A offering	258	51,600	51,600
Broker Commission	—	(516)	(516)
Net Loss	—	(6,000)	(6,000)
Balance at June 30, 2022	258	$45,084	$45,084

These financial statements have not been subject to an audit, review or compilation engagement and no assurance is provided on them. See accompanying notes, which are an integral part of these financial statements.

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Luxus Argyle LLC

Consolidated Statement of Cash Flows

For the six-month period ended June 30, 2022 (unaudited)

	Argyle 01	Consolidated
Cash flows from operating activities:

Net loss	$(6,000)	$(6,000)
Adjustments to reconcile net loss to net cash used in operating activities	—	—
Expenses paid by Asset Manager	6,000	6,000
Net cash used in operating activities	—	—

Cash flows from financing activities:
Funds advanced by Asset Manager	2,000	2,000
Net cash provided by financing activities	2,000	2,000

Net change in cash	2,000	2,000

Cash at the beginning of period	—	—
Cash at end of period	$2,000	$2,000

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—

These financial statements have not been subject to an audit, review or compilation engagement and no assurance is provided on them. See accompanying notes, which are an integral part of these financial statements.

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LUXUS ARGYLE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2022 and December 31, 2021, for the six month-period ended June 30, 2022 and for the period from November 10, 2021 (inception) to December 31, 2021

NOTE 1: NATURE OF OPERATIONS

Luxus Argyle LLC (the “Company” or “Luxus Argyle”) is a series limited liability company organized on November 10, 2021 under the laws of Delaware. The Company was formed in order to acquire and maintain a collection of luxury goods, including precious gems, high jewelry, rare watches, vintage automobiles, luxury accessories and other suitable tangible or intangible assets (the “Series Assets”). Each of the Series Assets will be held by a separate asset-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. Title to and beneficial interest in Series Assets shall be deemed to be held and owned by the relevant Series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of June 30, 2022, the Company had not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses, and acquire substantial assets. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Luxus Alternative Inc. is the manager of the Company (the “Managing Member”) and serves as the “Asset Manager” for the Series Assets owned by the Company and each Series.

Investors may acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to sell Interests in a number of separate individual Series by way of public offerings. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are a Series Asset (plus any cash reserves for future operating expenses). The Managing Member manages the ongoing operations of each Series.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company plans to incur significant costs in pursuit of its capital financing plans and has not generated any revenues or profits as of June 30, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

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Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2022 and the consolidated statement of operations, members’ equity and cash flows for the six-month period ended June 30, 2022 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2022 and the results of its operations and its cash flows for the six-month period ended June 30, 2022. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2022 are also unaudited. The results for the six-month period ended June 30, 2022 are not necessarily indicative of results to be expected for the year ending December 31, 2022, any other interim periods, or any future year or period.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its Series. All inter-company transactions and balances are eliminated on consolidation.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Series Assets

The Series Assets are to be recorded at cost. The cost of the Series Asset includes the purchase price, including any deposits for the Series Asset funded by the Managing Member and acquisition expenses, which include all fees, costs and expenses incurred in connection with the acquisition of the Series Asset related to each Series incurred prior to the closing.

The Company treats the Series Assets as long-lived assets, and the Series Assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used shall be measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge shall be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Series will use the proceeds of sale of Interests to acquire Series Assets. Acquisition expenses may be paid for in advance by the Managing Member and shall be reimbursed by the Series from the proceeds of any offering. The Series shall distribute the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

Deferred Offering Costs

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The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs shall be capitalized. The deferred offering costs shall be charged to member’s equity upon the completion of an offering or to expense if the offering is not completed.

Escrow Receivable

The Company has caused the initial investors to deposit funds with North Capital until the total minimum for each Series has been met. The Company records an escrow receivable as an asset on the balance sheet and an equity interest on the balance sheet upon deposit with the escrow agent on the date at which the funds are deposited in the escrow account and until such time as the total minimum has been met. When the total minimum has been met, the escrow agent shall release the funds deposited in escrow and the Company at that time records the receipt of cash and the payment of the receivable on the balance sheet.

Subscription Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to members’ equity on the balance sheet.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

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Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenues are expected to be derived from the sale of each Series Asset in the associated Series, with the buyer of a Series Asset being a “customer” for purposes of ASC Topic 606.

As of June 30, 2022, the Company has not recognized any revenue as the Series Argyle 01 Offering had not been closed.

Operating Expenses

Each series of the Company shall be responsible for the costs and expenses attributable to the activities of the Company related to such series. The Managing Member will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of cash reserves or revenues generated from a series Asset and cannot be covered by any operating expense reserves on the balance sheet of such series Asset, the Managing Member may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the applicable series, on which the Managing Member may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series Asset, and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (“IRC”), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company intends to elect, in accordance with IRC, to treat each individual Series as a separate subchapter C corporation for tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such series. No tax provision has been recorded for any Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not

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anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Earnings (Loss) per Membership Interest

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

NOTE 4: RELATED PARTY TRANSACTIONS

A shareholder of the Company made an advance of $2,000 during the six months ended June 30, 2022, for working capital purposes and is recorded as cash on the balance sheet as of June 30, 2022. That same shareholder paid $6,000 for general and administrative fees; $28,764 for deferred offering costs. The total of $36,764 is due on demand, non-interest bearing, and classified within related party advances in the accompanying consolidated balance sheet as of June 30, 2022.

NOTE 5: MEMBERS’ EQUITY

As of December 31, 2021, the Company’s sole member was its Managing Member, Luxus Alternative Inc. The managing member is responsible for directing the management of the Company’s business and affairs, managing day-to-day affairs, and implementing its investment strategy.

The Company has not yet adopted its operating agreement but intends to do so and will establish rights and preferences related to its equity in such operating agreement.

 The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Activity for the period was directed to raising gross proceeds, preparation and filing for the Regulation A offering and commencing operational and financial reporting. Members’ equity for the Company and any Series consists of membership contributions, capital contributions, distributions and retained earnings / (accumulated deficit).

Membership contributions are made to a Series from a successful closing of an offering and are calculated by taking the amount of membership Interests sold in an offering, net of brokerage fee, custody fee and sourcing fee. In the case of a particular offering, the brokerage fee, the custody fee and sourcing fee (which may be waived by the Managing Member) related to the offering are paid from the proceeds of the successfully closed offering. These expenses will not be incurred by the Company, the applicable Series or the Managing Member, if an offering does not close as of the end of the current period. The membership interests that are issued by each individual Series do not provide the investors with any voting rights in the Series other than those that will be detailed in the Company’s operating agreement. All of the control and operating decisions relating to the operations of a Series are held by the Managing Member in accordance with the terms to be specified in the operating agreement.

Capital contributions are made by the Managing Member to cover operating expenses for which the Managing Member has elected not to be reimbursed. In addition, in the case of a closing for which a deficiency of offering

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proceeds over the required cash outlays exists, the Managing Member will make an additional capital contribution to the Series to cover any such deficiencies, which is represented as a “capital contribution for shortfall at offering close”.

The Company’s activities from January 1 through June 30, 2022, have focused on establishing an escrow account for investor deposits, engaging a broker of record, Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with its offering, marketing the Series, raising gross proceeds, commencing operational and financial reporting, and preparation and filing for the Regulation A offering.

Argyle Series 01 has contracted with North Capital to escrow funds deposited by investors in the offering until such time as the total minimum, which for this Series is $350,000, has been collected.

During the six-month period ended June 30, 2022, the Company issued 258 membership interests for gross proceeds of $51,600 under the Regulation A offering, and incurred offering cost amounting to $516. As of June 30, 2022, the $51,084 were not yet closed out of escrow and therefore were recorded as escrow receivable in the consolidated balance sheet.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Management believes that the adoption of ASU 2016-02 has no impact on the Company’s consolidated financial statements and disclosures.

The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Issuance of Membership Interests

Through the issuance of these consolidated financial statements, the Company raised gross proceeds of $16,600 through the issuance of 83 membership interests, in the aggregate, at a price per share of $200 under the Regulation A offering.

Series Golden Dahlia 02

Series Golden Dahlia 02 entered into a purchase agreement with its Managing Member on August 10, 2022, pursuant to which it agreed to purchase from the Asset Manager a yellow diamond, GIA Grade Fancy Vivid Yellow with VVS1 clarity (“The Golden Dahlia”) 11.74 carat emerald cut stone set as a ring. The Golden Dahlia is antique and is known in the diamond industry as a “zimmi” diamond which denotes the highest quality yellow diamond at a purchase price of $1,500,000. The initial qualification date and open date for the Series Golden Dahlia 02 have not been set as of December 12, 2022.

 Management Evaluation

Management has evaluated all subsequent events through December 12, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

F-11

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1	Dalmore Broker Dealer Agreement*
2.1	Certificate of Formation of LUXUS Argyle LLC*
2.2	Limited Liability Company Agreement of LUXUS Argyle LLC*
2.3	Series Designation of Series Argyle 01*
4.1	Form of Subscription Agreement for a series of LUXUS Argyle LLC*
6.1	Purchase Agreement – Series Argyle 01*
6.3	Assignment of Bill of Sale Series Argyle 01 *
8.1	Form of Escrow Agreement*
11.2	Consent of Kwiat Series Argyle 01*
13.1	Testing the waters materials*
13.2	Testing the waters materials - Articles*
13.3	Testing the waters materials - Website*
* Previously Filed

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 16, 2022.

LUXUS ARGYLE LLC By: Luxus Alternatives Inc., its Managing Member

/s/ Dana Auslander

By: Dana Auslander
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Luxus Alternatives Inc.

/s/ Dana Auslander

By: Dana Auslander, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: December 16, 2022